EXHIBIT 99.6
Afternoon Earnings Call

INFOSYS TECHNOLOGIES LIMITED
AFTERNOON EARNINGS CALL
Q3 FY 08 RESULTS
JAN 11, 2008

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S.D. Shibulal
Infosys Technologies – COO

 V. Balakrishnan
Infosys Technologies – CFO

Mohandas Pai
Infosys Technologies – Director and Head – HR, E&R, Fac and Adm

Amitabh Chaudhry
Infosys BPO – CEO

Ashok Vemuri
Head – Banking and Capital Markets

CONFERENCE CALL PARTICIPANTS

Rod Bourgeois
Bernstein

Joe Foresi
Janney Montgomery

Bhuvnesh Singh
Credit Suisse

Anthony Miller
Arete Research

Diviya Nagarajan
Motilal Oswal

Sandeep Shah
ICICI Securities

Rishi Maheshwari
Networth Stockbroking

Ashwin Mehta
Ambit Capital

Jain
Tower Capital

Mitali Ghosh
Merrill Lynch

Goenka
Dresdner Bank

Nitin

Moderator

Good afternoon ladies and gentlemen. I am Rita, the moderator for this conference. Welcome to the Infosys’ third quarter earnings conference call. For the duration of the presentation all participants’ lines will be in the listen-only mode. After the presentation the question and answer session will be conducted for participants connected to the international bridge. After that the question and answer session will be conducted for participants connected to India. I would now like to hand over the floor to the Infosys management. Thank you and over to the management.

Shekar Narayanan

Thanks Rita. Good afternoon ladies and gentlemen. I am Shekar from the investor relations team in Bangalore. We thank you all for joining us today to discuss the financial results for the quarter ended December 31, 2007. Joining us today in this conference room is CEO and Managing Director Mr. Kris Gopalakrishnan; COO Mr. S. D. Shibulal; and CFO Mr. V. Balakrishnan along with other members of the senior management. We will start with a brief statement on the performance of the company during the quarter ended December 31, 2007, outlook for the quarter and year ending 31st March 2008. After that we will open up the discussion for questions and answers. Before I hand over to Infosys management, I would like to remind you that anything we say which refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available with our filings with the SEC, which can be found on www.sec.gov. I would now pass it on to Infosys management.

S. Gopalakrishnan

Thanks Shekar. Let me wish you all a Happy New Year and good morning, good afternoon and good evening to all of you wherever you are. Infosys crossed revenues of $3 billion in the first 9 months of this fiscal and we have crossed a billion dollars in net income when you look at it from a last 12 months perspective and we have crossed a billion in Europe revenues also when you look at it from a 12 months perspective.

This quarter we have added 47 new clients. We had about 19% growth in the top 5 accounts, about 16% in the top 10, and 9.3% in the top 25. We saw growth in BFSI space. We have added customers. We have seen rate increases in the BFSI space. So, overall when you look at it from an environment perspective, we have seen that there is growth and there are opportunities. In spite of concerns about economy, we are hearing from our clients that offshore spending would continue to increase as in the past. We are of course waiting for their budgets to be finalized. Normally we would have got visibility into the budgets in the early part of January, but this year we are seeing that the budgets would be available to us may be end of Jan or early part of February.

Traditionally, the quarters Q3-Q4 are slower quarters and Q1-Q2 are better. We have increased our hiring this quarter, Q3 we hired about 11,683 people and we are looking to hire about 3,800 for the rest of the year taking the overall number to 31,000 gross hires for the year. So, on a growth side, it is actually positive with the budgets to be finalized, that is the only area where we need to watch out for. Margins, again we have improved margins. The margins have gone up by 1.2% inspite of an appreciating rupee. Overall, the performance is good. We have maintained our guidance around the same levels, slightly up from the previous quarter given that Q3-Q4 are slower quarters, it is around the same number. So, with this I am going to hand it over to Mr. Shibulal to give you lot more information about the segmentation breakup and things like that.

S. D. Shibulal

Thank you Kris. This is Shibulal. Happy New Year to all of you. We have seen strong growth in all our existing clients. Top 5 grew by 19%, the top 10 grew by 16%, and the top 25 grew by 9.3% sequentially. We are not seeing any major change in the IT spending environment till now. Our clients seem to be bullish about increasing their offshore spend within their overall IT budget. This quarter we have signed multiple multi-million dollar deals, many of them between $50 million and $100 million. If my memory is right we have signed nine deals this quarter.

The pricing environment continues to be stable with an upward bias. Our new clients are coming in about 3-4% above company average and in many contracts renegotiations we are able to get 2-3% above company average. At the same time, as clients become larger and larger there is a discount factor which comes into picture. The net impact can be seen on the revenue productivity line. The revenue productivity has gone up quarter-on-quarter; on an average 1% for the last seven quarters. This quarter also the revenue productivity has gone up by 0.8%.

Europe continues to grow faster for us. Europe is 28.6% this quarter. It has gone up from last quarter. BFSI segment, inspite of many of the macroeconomic concerns, continues to grow. It has grown faster than Infosys average this quarter. Even in BFSI segment we have signed multiple clients and even got price increase in couple of clients. We have added 47 new clients this quarter and 4 of which are Fortune 500. Our million-dollar clients have gone up from 295 to 305. Our 100-million-dollar clients have gone to 4 and 50-million-dollar clients have reached 17 this quarter.

Let me also give you some color on the geographical spread. As I said, North America continued to be in the range of 62.3%, Europe has grown to 28.6% this quarter.

On the service mix, for the first time the non-ADM revenue has overtaken the ADM revenue. The application development and maintenance revenue this quarter is 46.3%. We are reporting a new segment, a combination of old segments, consulting service and package implementation, which is 24%. Infrastructure management continued to be an area of growth for us. We have signed a large infrastructure deal this quarter in Japan.

On the vertical front, banking & capital markets and telecom have grown above our average. Telecom is 21.1% of our revenue this quarter.

Onsite revenues, onsite percentage has marginally come down as a percentage of effort. The number of client additions this quarter was 47.

With that let me now hand over to Mr. Bala.

V. Balakrishnan

Good afternoon everybody. It is great talking to you again.

It is a decent quarter. The top line grew by 6.1% in dollar terms and 4% in rupee terms. We are able to maintain the margins inspite of the rupee going against us; rupee appreciated by around 1.9% and it impacted margins by 0.8%, but the revenue productivity increase of 0.8% more than offset the rupee impact.

We had three one-off events during the quarter. One is the settlement we made in California towards overtime charges for some of the employees. We voluntarily made the settlement with the statutory authorities there. The impact on the income statement is $26 million, that is around 2.4% of the revenues. We also had a reversal of an insurance provision we made in the prior quarter, we reconciled that and there were some excess provision which we reversed during the quarter, that is $18 million. It has positively impacted the margins by 1.7%. We also had tax reversals pertaining to prior period when the statutory limitation period is over or where we have signed the pre-filing agreement with the statutory authorities in the US. That was around $13 million, again it favorably impacted the margin. Net-net we had a scale benefit of 1.4% because SG&A costs came down. Last quarter we had increased sales and marketing costs because of the earn-out payment for Infosys Consulting, this quarter that has come down. So the scale benefits have directly flowed into the operating margins. The operating margins increased by 1.2%.

Our EBITDA for this quarter is around 32.6%, we believe that we will be able to maintain the margins for rest of the year. We had given the guidance for the full year. The revenues are expected to grow between 35-35.2% in dollar terms and 20% in rupee terms and EPS is expected to grow somewhere at 34% for the full year, in rupee terms around 19%.

Most of our subsidiaries are doing well. Consulting and China are still in the investment phase, they are making some losses but overall the growth has been extremely good. End of this quarter we had $2 billion of cash and cash equivalents. Our effective tax rate has slightly come down this quarter because of tax reversal. If you set off the tax reversals, the effective tax rate is around 15.4%, which is similar to what you have seen in the last quarter.

So, overall it is a great quarter. We are able to maintain the margins and for the full year our guidance assumes that the margins would be stable. With this I conclude. If you have any questions, we will take.

Moderator

Thank you very much sir. At this moment, I would like to hand over the proceedings to the international moderator to conduct the Q&A session for participants connected to international bridge. After this we will have a question and answer session for participants connected to India. Thank you and over to you Ichu.

Ichu (International Moderator)

Thank you Rita. We will now begin the question and answer session for participants connected to the international bridge. Please press 01 to ask a question. The first question is from Mr. Bourgeois, Bernstein, New York. Go ahead sir.

Rod Bourgeois

Hi there. Rod Bourgeois with Bernstein. I just wanted to enquire about your confidence in the demand environment after the March quarter, the guidance for March seems reasonably consistent with where you were about 3 months ago and so I guess the real question here has anything meaningful change in your outlook on demand and your growth prospects in the last 3 months that would alter your internal view of where your growth will go after the March quarter? You normally start the year with guidance in the upper 20s or kind of 30% range. Can you give us any indication whether you will be in that type of a position when you get to your guidance in the April time frame?

S. Gopalakrishnan

We cannot give you the guidance for the next fiscal, for that you will have to wait till April. But I can say that the environment has not changed. We have not seen project cancellations, we have not seen panic, we have not seen significant reductions in rates and things like that, in fact we have seen the opposite in some sense. Banking and capital markets grew by 8.6% this quarter, we have added clients in the BCM space. We have seen growth in banking and capital markets, we have seen growth in telecom, we have seen growth in manufacturing, faster than the company average, we have seen growth in of course Europe. Now our future growth will also change, if you listen to Shibulal, he said the non-application development and maintenance revenues have crossed application development and maintenance revenues this quarter. That is the way in which we see the future in the sense that we are constantly changing and evolving and transforming the company. As we speak, we are investing in learning services, we have several options or services around the Software as a Service model both from a platform based BPO perspective, social commerce, we have some wins in this regard. So we expect the revenue profile to keep on changing. We are investing as you know, in Consulting, BPO, and Infrastructure Management Services. All these services are fast growing services for us. So, the revenue profile of the company will continue to change going forward. We ourselves will have to wait till probably end of Jan or early Feb to get visibility into our clients’ budgets and at that point we will see whether any change is there. The indications right now, now where we are today with the data we have, we are not seeing any difference in the environment or change. Clients are positive about increasing their offshore work and things like that.

Rod Bourgeois

Okay, great. Just one followup to that. You guys have always maintained that you can keep your margins stable and it is very encouraging that you are going to be able to achieve that this year. Given the mix shift in the business and some of the uncertainty with the budgets, is there any reason to believe that as you move into the next year that your margin outlook would change from the view that you can keep margins stable?

S. Gopalakrishnan

Again I don’t want to give you a specific number for next year. Our philosophy is to get the highest margin in the industry and we will work very very hard to make sure that we are able to achieve that. If you look at this year, the first quarter we saw dip in margins by almost about 2.8 percentage points, and we very quickly in Q2, we improved margins and Q3 we further improved margins, and that is driven by our internal philosophy on margins and things like that. The other thing is that the company is run very very efficiently. You have control over your costs. You can work with the various levers and things like that to optimize your margins and we do that continuously. From 1993 onwards when rupee was about I think 30 rupees to a dollar to today when it has gone to 48 and now 39, Infosys had the highest margins in the industry and we have continuously worked hard to sustain that and that is the philosophy of the company, I will leave it there.

Rod Bourgeois

Thank you guys.

Ichu (International Moderator)

Thank you sir. Next Mr. Joseph Foresi from Janney Montgomery. Go ahead sir.

Joseph Foresi

Hi guys. My first question here, in your earlier comments you said that the budgets were taking a little bit longer, it was harder to get visibility how the budgets are going to be like for the next year. Is there is a reason why that process is taking longer?

S. Gopalakrishnan

I will give you one view on that and I will ask my colleague Ashok to give you a view from the banking and capital markets perspective. The macroeconomic conditions would have some impact on the budgets. Industry analysts are saying IT budgets could be flat or slightly up. I saw one report which said that 6-7% compared to 8% last year and then there are several drivers which keep IT spending continuing and within that offshore is increasing. That is the view today. The delay is primarily because I think they are taking little bit more time to assess and understand the situation. Ashok, do you want to add?

Ashok Vemuri

Yeah. Typically we would have a perspective on the budgets by around this time. This time it is getting pushed to end Jan to very early February and the reasons obviously I think as our clients are telling us is that there is a little more due diligence that is being done on the overall numbers, and I think the other thing is that we participate in the budget cycles of our clients given the kind of spend that they do with us and we are actually seeing a different level of participants also come into the room much senior to the CIO sometimes to make those decisions. Obviously due diligence is taking some amount of time and I think they are increasingly also looking to involve service providers such as ourselves in providing services which traditionally they probably have not and so for example they are looking for support on building products, so basically on the revenue side more than just on the cost side. So that is taking a little longer as well. But overall the commentary very clearly indicates as Kris mentioned that the percentage spend of the budgets for offshoring is definitely on the uptake.

Joseph Foresi

Okay, that is very helpful. When you go into your forecasting I guess for next year how would you categorize your view of the growth, is it in line with what you were seeing last year, is it ahead of last year, may be you can just give us a little color for some facts and comparison purposes.

S. Gopalakrishnan

I cannot comment on fiscal 2009, that I can only give you in April. So, right now we have given you guidance for our Q4, Jan through March quarter. On the ground, I can say that whatever we have seen today we are not seeing any change in behavior, no project cancellations or panic nothing. So, that is all I can say at this point.

Joseph Foresi

Just lastly, I know you commented last quarter that you pushed out the hiring a little bit because of the finish of the facility. May be if you could just update us on where that facility stands?

Mohandas Pai

The delay in facility is not delaying the hiring. We just had a challenge about getting people in because this is a residential program, that problem has now been fixed and you can see that the spill over impact of last quarter has been met this quarter and further we are increasing the hiring from 30,000 to 31,000 to keep the powder dry for the next year. So I think on infrastructure, we are quite okay. There are some delays overall but I think they are within the tolerance limits, it is not impacting our growth or revenues.

Joseph Foresi

Okay, thank you.

Ichu (International Moderator)

Thank you sir. Next, Mr. Bhuvnesh Singh from Singapore Credit Suisse. Go ahead sir.

Bhuvnesh Singh

Hi! Sir. Congratulations on decent results. One thing which surprised me in this quarter was rather weak volume growth. Do you think that this sort of volume growth could continue over the next couple of quarters or do you think that it is just one off for certain reasons?

S. D. Shibulal

As I was saying, that we have seen overall growth all around, but Q3 and Q4 are slightly soft for us because of holidays and budget finalization. There are more holidays in Q3 and Q4 in both India and abroad. Kris was saying our budget discussion with the clients usually have been in the early part of January. This year we are expecting that that will happen in the early part of February due to the delayed process of budgets in many of our clients. So, short-term there may be a delay in project starts till the budgets are finalized.

Bhuvnesh Singh

Shibu if I understand you correctly what you are saying is since budget discussions are delayed by one month, some of the project starts could be delayed by one month. Is that the right way to look at it?

S. D. Shibulal

There is no exact correlation of that sort because as of right now, we are not seeing any project cancellations or delays. If you look at the BFSI segment itself, it has grown ahead of the company average this quarter. We have won multiple multi-million dollar deals this quarter. We have got price increases in couple of BFSI segment clients. So, right now we are not seeing anything. This is more of a generic statement and you cannot really correlate exactly of that sort.

Bhuvnesh Singh

Okay, with the overall risk on the macro-environment and somewhat weaker December quarter compared to the history, also as you are talking about postponement of budget discussions, what is the final clinching evidence which would basically make you feel that we are seeing some sort of a slowdown in our numbers, may be not for March quarter but say next three or four quarters could be somewhat weaker?

S. Gopalakrishnan

There is seasonality to our revenues. Q3 and Q4 normally are slower quarters for us. Now if you put that aside, 47 new clients added, 4 Fortune 500 clients, 9 large multi-year multi-million dollars deals closed this quarter. BFSI, telecom and manufacturing, have grown faster than company average, Europe has grown for us. So, when you look at all these factors, it is not very different from the previous years and we started the year with guidance of about 30% growth and we are ending the year at least at this point the guidance is 35-35.2% growth compared to last year. So, it is not unexpected or very different from what we had thought of this year. There is nothing in the environment from project cancellations or pricing or something like that or panic, anything which we are seeing at this point. Lot of these discussions about slowdown has been going on for the past several months and we have been able to sustain the momentum going forward.

Bhuvnesh Singh

Thanks a lot sir.

Ichu (International Moderator)

Thank you. Next I have Mr. Anthony Miller from Arete Research. Go ahead sir.

Anthony Miller

Thanks very much. Gentlemen, I have got just a couple of point clarification on few things which you mentioned just before and also one additional question. Firstly, on the demand side, can you be specific about, if you look at your backlog of committed projects compared to this time last year and if you look at your pipeline of opportunity compared to this time last year, have you seen any change?

S. Gopalakrishnan

If you look at our repeat business, it is 96%. It is consistent with previous years. If you look at large orders, at any point of time we work on pursuing, these are 50 million plus deals, we look at pursuing about 14-15 and the same number we are pursuing. I talked about 9 which we closed in Q3 alone. So that is again in line. 47 clients added, last quarter I think we added around the same number. So we have added 47 new clients this quarter. So, all these numbers are in line with past data and past performance. It is not very different at this point.

Anthony Miller

Okay. The second question is about Mysore _____, you seem to suggest there were still some delays, can you be very specific about it when will the second phase at Mysore be truly on stream i.e. when you got the full extra 9,000 odd seats ready to take students?

Mohandas Pai

It should happen possibly in the July-September quarter. That is for the balance place for training. We are using part of the facility already, part of it is being used. The whole place will be ready by July-September quarter, in time to catch the wave for this year.

Anthony Miller

Okay. Finally, the reorganization that you announced a couple of months ago, probably was being implemented in November, have you seen any disruption to activities, to delivery, to sales and marketing as a result of the reorganization?

S. Gopalakrishnan

No, we have not seen.

Anthony Miller

Okay, thanks very much.

Ichu (International Moderator)

Thank you sir. At this moment I would like to hand over the proceedings back to the India moderator. Rita.

Moderator

Thank you Ichu. We will now begin the Q&A interactive session for participants connected to India bridge. Participants who wish to ask questions, kindly press *1 on your telephone keypad. On pressing *1, participants will get a chance to present their questions on a first-in-line basis. Participants are requested to use only handsets while asking a question. To ask a question kindly press *1 now.

First in line we have Ms. Diviya Nagarajan from JM Financials. You can go ahead mam.

Diviya Nagarajan

Hi, my question is for Kris, you have been talking about budgets getting delayed to end Jan or early Feb as opposed to mid Jan this time around, what I would like to understand is that is this delay in budget finalizing happening only with your BFSI clients or you are seeing it across the board for other sectors as well?

S. Gopalakrishnan

It is not every single client. Generally, we get access to the budgets in the early part of January and this year, in some clients and I don’t have unfortunately the exact number of clients where we are seeing this delay, but in some of the larger clients, we are seeing some slight delays this time around. It is not stopping work, it is not delaying anything at this point. I keep mentioning this, 9 large deals signed in Q3 alone which is quite positive actually and those revenues should come into play in the next several quarters. So, when we look at the future, I am really talking about the future, if there is any change, a better indication will be available to us at the end of Jan and early part of February, that is all I am saying.

Diviya Nagarajan

Some more clarification; some of the larger clients where you were talking about the delay, are these restricted to BFSI or are these spread across the client base that you have?

S. Gopalakrishnan

Some of these are in BFSI but it is there in other sectors also and I want to again say that it is not delaying any work we are doing today.

Diviya Nagarajan

Fair enough. But in terms of the clients who have come back to you with budgets already who have not had any delays, I suppose you have gotten to know the budgets in that case and what has been the feedback for these clients in terms of IT budgets?

Ashok Vemuri

This is Ashok. Those clients that have reverted back to us with their finalized budget plans have basically indicated an increase of about 6% odd in their overall IT budgets and they basically also have indicated that the percentage of offshoring in that IT budget is also going to go up.

Diviya Nagarajan

This is within BFSI, what about the non-BFSI clients who have come back with budgets?

S. Gopalakrishnan

Non-BFSI is also around the same, 6-7% increase in IT budgets and offshore will go up. So that is kind of the picture which is emerging and we are only saying that some more budgets have to be finalized and we will get a full picture end of January or early February.

Diviya Nagarajan

Right, that is helpful. Just one last question, I will come up for follow up later. Fixed price contracts seem to have spiked this quarter. Is this a trend about clients being more in favor of fixed price given the tightness in some of these client budgets or is this just a quarterly factor. What is your strategy towards improving fixed price growth in next 4 quarters?

S. D. Shibulal

It is not a material trend because it is quarter-on-quarter. At the same time I want to point out that we are trying to do more fixed price because that is the way for us to extract better value from our clients. At the same time again, I want to point out that our margins are similar in time and material and fixed price because in many of our fixed prices, we have to give visibility to our clients from an effort perspective, but this is not a trend at this point.

Diviya Nagarajan

Thanks and all the best. I will come up for follow up later.

Moderator

Thank you very much mam. Participants are requested to restrict to only one question at the initial round of Q&A. The follow up questions will be taken later on. Next in line we have Mr. Sandeep Shah from ICICI Securities. Over to you sir.

Sandeep Shah

Sir, looking at the challenging macro-environment and as you mentioned that there is some delay in terms of the IT budgets, so one can assume that while entering in 2008, the growth may be back ended which was not the case in the earlier years?

S. Gopalakrishnan

No, we are not saying anything about that. We are saying that for the fiscal year 2009, we will give you guidance in April. At that point we can have this discussion. Right now, we have 9 significant wins already in Q3 which will all give us revenue going forward. So right now, we are not saying anything about the profile of revenues in fiscal 2009.

Sandeep Shah

No I am just asking, like for the clients where you said that the budgets have already been finalized and there is an indication of 6-7% increase. So is that budget being finalized on a quarter-on-quarter where you believe that they are reluctant to ramp up in the first half but may be in the second half the things may be better?

S. Gopalakrishnan

There is no indication, in fact there is no pattern emerging out of that. It really depends on each company. The reason is this, for example, one of our clients’ significant project going on in terms of data center consolidation, virtualization, reducing multiple data centers to 3-4 and things like that. Now, they cannot stop that project inspite of whatever happens, that is an important project for them. So, it really depends on each company and how they spend their money.

Sandeep Shah

Okay, and the salary within the sales and marketing head has gone down absolutely by 14% this quarter on a quarter-on-quarter basis.

V. Balakrishnan

Last quarter, we had the earn-out payment for Infosys Consulting and that is not there this quarter, that is the reason.

Sandeep Shah

Okay. The last question sir, if we knock out the one-off items, the $26 million California wage settlement and as well as the write back on account of the healthcare cost, if we do not take above the EBITDA line then in that case we are just assuming a 0.85% sequential jump in the next quarter despite all revenue growth at around more than 5% and you said the margins after taking this adjustments may be lesser than…, because if you take out this one off items the margins are 33.3% and you said the margins are likely to be at 32.6%.

V. Balakrishnan

No, no, look the margins in the first quarter has come down, what you are talking about is a year-on-year margin. Year-on-year the operating margin could remain almost same as last year because we have got some scale benefits, we have sat tight on the cost and we make sure the margins are maintained. So, inspite of the rupee we are able to maintain the margins for the whole year that is what we are saying.

Sandeep Shah

Sir what I am saying is this what we have reported is 32.6% but if we take off the $26 million as well as the write back then the margin goes to 33.3%.

V. Balakrishnan

It could but we can reinvest in the business, we can increase the sales and marketing cost. So we can put the money back into the business. What we are talking about is all year-on-year the margins could remain stable.

Sandeep Shah

Okay, thanks and all the best.

Moderator

Thank you very much sir. Next in line we have Mr. Maheshwari from Networth Stock Broking. Over to you sir.

Maheshwari

Hi, I am just looking forward to your growth in BPO, which has been very remarkable. I just wanted to know how much of it has come from Phillips and how much of it is organic?

Amitabh Chaudhry

If you look at the Phillips numbers, Phillips has contributed $8.7 million this quarter and the balance has come from the kind of the standalone business of BPO which was before the Phillips transaction happened. Overall growth this quarter is about 23%. If we exclude Phillips, it is close to 10%.

Maheshwari

Right, thank you. Just one more on the tax rates, what is your sense on the effective tax rate for the company this year, this quarter has been 15.5%, if you can guide us how do we assume it going forward?

V. Balakrishnan

Well it could be within the same range. If you adjust for the tax reversal we have done this quarter, and December quarter the effective tax rate is around 15.4%, it could be within the same range for March also.

Maheshwari

Right sir, thank you so much and all the best.

Moderator

Thank you very much sir. Next in line we have Mr. Mehta from Ambit Capital. Over to you sir.

Mehta

Hi! This is related to our growth from our non-top 10 clientele which has been pretty muted at around 2.2%. Our top client has shown an incremental revenue of almost $22 million, if I take the $8.7 million which came from Phillips the incremental revenues that rest of the business has added is of the order of $30 million odd. Are we seeing some slow down in terms of our non-top 10 clientele there?

S. Gopalakrishnan

Not really. See when your relationship is smaller, the project starts do not always happen at the same pace, there is nothing to read from that and Phillips is not in the top 10 also. You need to remember that and it is not in that list.

Mehta

Okay, and in terms of our earn outs and commissions, this is not related to any of the new business that is generated out of say our non-top 10 clientele, which has gone down in absolute terms in our sales and marketing expenses.

S. Gopalakrishnan

The sales commission is related to Finacle sales, so it is not related to this side of the business at all.

Mehta

Okay, thanks a lot.

Moderator

Thank you very much sir. Next in line we have Ms. Jain from Tower Capital. Over to you Ms. Jain.

Jain

Good afternoon sir. Most of my questions have been answered, just one quick update on the subsidiaries. When Consulting and China is expected to add to your bottom line?

V. Balakrishnan

Consulting and China are still in the investment phase. Consulting could take another 2-3 quarters to breakeven. China will take some more time because we have just started the operation, we have 690 employees there. It will take some more time.

Jain

And how many employees are there in consulting subsidiary?

V. Balakrishnan

Consulting we have around 250 plus.

Jain

Okay. Sir just one quick update, I do know whether it is right to say but when you are saying that your budget decisions are delayed for end of January or 1st of February would it affect your Q4 volumes also?

S. Gopalakrishnan

Right now it is not affecting our volumes, Q3-Q4 normally are slower quarters for us, so right now we are not seeing any impact on volumes and things like that, and when we come back to you in April, we would have had visibility in the budgets and we will be in a better position to talk about fiscal 2009. We are positive about 2009, we have made 18,000 offers in campuses this year compared to about 12,000 offers last year. This quarter itself we have recruited 11,680 odd employees, many of them at entry level. So they all gone through training and come out and are deployed in the coming months. So we are actually positive about the prospects, that’s what I would like to leave it at.

Jain

Thank you sir.

Moderator

Thank you very much mam. Next in line we have Ms. Mitali Ghosh from DSP Merrill Lynch. Over to you Ms. Ghosh. Ms. Ghosh.

Mitali Ghosh

Yeah hello, can you hear me?

Moderator

Mam you can go ahead with your question.

Mitali Ghosh

Yes, thanks. Good afternoon to the management team. I just wanted to understand your top client showed very strong growth this quarter, almost 25% sequentially. Would be helpful if you could give us some color in terms of what really drove such a sharp growth, what are the kind of projects that they are doing etc. and implications and outlook in couple of quarters?

S. Gopalakrishnan

Mitali, I do not want to be specific about any particular client because that is not right because they would not like me to talk about any particular client. Generally what happens in the larger accounts, sometimes large programs are launched, either transformational or outsourcing and we have a good opportunity to participate in that because we are already working with them, we are already large and they have confidence that Infosys can handle. Many of these large clients also use multiple vendors, it is not that they do only business with Infosys and they split it amongst the other companies also. So that is a clear indication that offshore is actually increasing even though there are concerns about slow down.

Mitali Ghosh

Sure, I just had a follow up to that and does it mean the kind of growth one has seen because it is a transformation ______ are being launched. So effectively we are saying that this could continue over the next few quarters and it is not like they were finishing off the budgets for this year and therefore one is not really certain about the next year?

S. Gopalakrishnan

So what we are saying is right now we are positive, the data shows that things are going as per prior quarters, things are normal and if there is any change, we will get a better understanding of that once the budgets are finalized. Right now we are not seeing change but if there is any change then we would see it in the budgets which we will get some visibility in February. So that is all we are saying.

Mitali Ghosh

Sure Kris I was just wondering about the top client, this was not just the budget flash issue that’s what I am trying to ______?

S. Gopalakrishnan

Again I do not want to talk about a particular budget or a particular client because that is not right and I will just leave it saying that our top 10 has seen churn over the years. It is not the same set of companies who are in the top 10. Our top clients also keep changing occasionally. So the growth happens in spurts and programs are launched and things like that. That is all I will say.

Mitali Ghosh

Sure and in terms of, we have had discussions on the fact that there have been budget closure delays, just wanted to get a sense of broadly what would be the proportion of clients who have already got back to you?

S. Gopalakrishnan

This is a difficult thing to say because we are adding lot of clients, 47 clients this quarter alone. So it is a difficult number to come up with but typically the renewal periods are annual or once in two years and even if we do not agree on a rate based on inflation, some algorithm will be there in the contract based on which rates can be recalculated, so that is how it works. We have had 7 quarters of 1% revenue productivity improvements and this quarter was 0.8%. We are still seeing 2-3% increase when we renew a contract and about 3-4% in new customers. We have added 4 new customers in the Fortune 500 space this quarter and the rates are good actually.

Mitali Ghosh

Sure, I was referring to also the proportion of clients who have got back with their budget spending plans for next year, broadly how many have got back to you by now?

S. Gopalakrishnan

Again, it is a reasonable number, Ashok already said that in all those cases, if you average it out the increase is about 6% up for the year. So whatever we are seeing, it is all okay at this point.

Mitali Ghosh

Just last question it mentioned that you have won some significant clients this quarter. If you could give a sense of you know of these 9 wins broadly the mix as per vertical, geographies and may be any sense on totality, what sizes are we really talking about?

S. Gopalakrishnan

This is in insurance or healthcare, there are a couple of customers in the high tech space, there is one customer in BFSI space, there is one customer who is a Consumer Product Goods CPG space and the type of work goes all the way from SAP or package implementation to application development, infrastructure management, remote infrastructure management. It is again in line with our product and services. BPO also has seen significant wins also this quarter.

Mitali Ghosh

Sure, thanks, thank you very much.

Moderator

Thank you very much mam. Next in line we have Mr. Goenka from Dresdner Bank. Over to you sir.

Goenka

Good morning. It is Ashish Goenka from Dresdner actually. Just quickly a question on geographic split, given that there are lot of concerns around the US markets, I just wanted to know what your strategy is around Europe, where you are seeing strength in Europe or weakness and given the valuations in Europe are dropping quite aggressively would you be considering any kind of consolidation roles within this market as well?

S. Gopalakrishnan

In Europe most of our revenues, almost 60% of our revenues come from UK. The other good markets for us are Germany, Switzerland Belgium and there is a small amount from France. So, it is really the Nordic regions Switzerland, Germany and then UK is the majority. Regarding your second question, it is difficult to say whether there is a consolidation that is going to happen in Europe because we are not seeing consolidation of that type happening. We are seeing actually cross-border acquisitions happening, overseas companies acquiring in India or Indian companies trying to acquire outside India. This industry has always seen that there is a set of companies who are considered as leaders, a handful of companies who are considered as leaders and then there is a long, long, long tail and that I do not think will change. The leader pool may get changed over time, probably we are going through a change of that nature right now. Over the years we have seen that the consulting companies have transformed themselves and changed. Some of the system integrators have changed. So you are seeing a change in the leadership pool but the long tail will continue and we are seeing cross border acquisitions and integrations and things like that.

Goenka

Sure, and just a quick follow up I mean in order to actually improve your presence in France etc., or in some of the tougher geographies, I mean is that firstly one of your ambitions and secondly in order to do that would you consider, I think may be I can rephrase my question, would you consider acquisitions in Europe and if so what kind of size would you be looking at?

S. Gopalakrishnan

Yes, we are definitely considering acquisitions, we have an active team looking at the opportunities in acquisitions and things like that. We prefer smaller acquisitions, may be $300 to $500 million in revenue, size etc. but having said that if there is a larger company or a smaller company definitely which fits into some of the parameters we have, we would look at it, we want to look at a friendly acquisition not a hostile one. We want to look at some company which is complementary in terms of either services or customer base or in terms of industries. We want to make sure that we are able to retain most of the employees, that means it must fit into the business model we have. Valuation must be right. So there are several parameters which we have and if a company fits into those parameters and wants to be acquired, then you will see us doing an acquisition.

Goenka

Thanks, thank you very much.

Moderator

Thank you very much sir. Next in line we have Mr. Nitin from ICICI Debits. Over to you sir.

Nitin

This is with regard to lets say Japan, Japan currently contributes around 3% to our revenues if I am right and that is the second largest market right, so what are we really looking at there, what are the strategies we have to really gain in roads there, because we have already have an IMS deal this time. So is there anything different we are doing there?

S. D. Shibulal

Japan is a very good market for us. We have about 150 employees in Japan right now. In fact interestingly enough, this quarter we had a good infrastructure win in Japan.

Nitin

But are we doing anything different there to increase our share there to really target more clients or in some sort of joint ventures, acquisition anything that we are looking at?

S. Gopalakrishnan

The first thing we did was we hired lot more local Japanese employees, brought them to India, they spend 6 months learning our processes, methodologies. We also send some employees from India for a full immersion training in Japan. So they did not do any billable work, they just worked with clients to understand the language. So we created a capacity and increase the number of people who can work with Japanese clients. The second thing is in the last 1 year we have looked at alliances as a way to increase our probability of winning, do joint bids, that also seems to have helped us. We are looking at acquisitions in Japan as a possibility of increasing our penetration into the Japanese market but the nature of the business from Japan is very different. The projects tend to be very small, relationships take much longer to get built and so it actually takes lot more time in Japan to grow a business. That certainly is what we are seeing.

Nitin

Is it that we are just postponing things there because it involves a lot more effort?

S. Gopalakrishnan

No, no, no we have been there for the past 8 years and significant investments have been made into that market. We are not postponing. Unfortunately, we are not getting revenue as fast as we want, that is all.

Nitin

So, is there a sort of a target or some sort of thing at the back of your mind that you have in terms of how large you would like that geography to be for you?

S. Gopalakrishnan

Definitely internally we have a target for the Japanese team and head of Japan, we have internal targets, but as a percentage of overall revenue, we want to over time bring down US may be closer to 50% and grow rest of the world, may be 30% Europe and 20% Asia Pacific including Japan. We do not have any target dates, it is not a hard number. It is something which is a direction rather than anything else.

Nitin

I had another question, this is with regard to the talent pool, do you see any sort of a trend wherein let us say possibly for next year, we would not have to go ahead and has the talent pool sort of grown during this one year period or in a sense that do we see the wage increases that we normally give actually taper off a bit next year?

Mohandas Pai

The talent pool has grown in width and depth and has grown steadily but what has happened to increase that talent pool is what is called right skilling. I think all of us have realized in this industry that you need to bring in the right skill of people to fit the capability that job requires and we have reworked our strategy across the industry. So for example we have 3,000 people who are graduates as against only engineers and we have said that in areas like testing, infrastructure management services and in production support, we could do with graduates and train them up and get the skills that they need at the top level. That immediately opens up a pool of about 500,000 people from where we can hire. So totally we have nearly a million people from where you can hire for the industry and this industry from that million, will possibly hire about may be this year about 220,000 for services and may be 210,000 for the BPO and the services will always get first preference because they pay more. So I think that is what we mean when we talk about the dramatic widening of the pool. It has got to do with how we see the work.

Nitin

But do you see wages really what do you call the employees salary growth tapering off a bit next year, is that a possibility?

Mohandas Pai

What we will see is increasing segmentation depending upon what companies are willing to pay and what kind of talent do they want. If companies are willing to do right skilling in a greater manner or possibly the aspirations are less, they will settle for people in the middle and pay less. For people like us who want the top performers to come, will always pay what we have to pay because we want the top people to come and we get a premium in the market place, we want that capability. So next few years we will see segmentation and that will have an impact on employee cost and it will be different for different companies and no longer can we say one size fits all from next year onwards.

Nitin

Right, thank you.

S. Gopalakrishnan

Thank you all very much for participating in this call. I really appreciate the time you people have taken. I know that we have not been able to answer all your questions, please write to us or contact us through e-mail, Shekar Narayan or Sandeep Mahindroo and we will answer all your questions or if you want to set up some calls etc., we can organize that also. So, thank you all and look forward to talking to you during the quarter or at the end of Q4. Thanks.

Moderator

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